UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58853/October 24, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13221

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In the Matter of   :
                                           :

QUADXSPORTS.COM, INC.,   :
QUALITY RESORTS OF AMERICA, INC.,   :   ORDER MAKING FINDINGS AND
QUENTRA NETWORKS, INC.,   :   REVOKING THE REGISTRATION
QUICKSILVER ENTERPRISES, INC., and   :   OF SECURITIES BY DEFAULT
QUOKKA SPORTS, INC.   :

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      The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Service of the OIP was accomplished on all Respondents by September 25, 2008. Respondents were required to file an Answer within ten days of when they were served with the OIP. See 17 C.F.R. § 201.220(b); OIP at 3. No Respondent filed an Answer and no Respondent participated in the telephonic prehearing conference on October 23, 2008. Accordingly, I find that Respondents are in default and that the allegations in the OIP are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

      Quadxsports.com, Inc. (CIK No. 1095181), is a revoked Nevada corporation located in Long Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000.

      Quality Resorts of America, Inc. (CIK No. 766431), is a suspended California corporation located in Fair Oaks, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 1997, which reported a net loss of $326,590 for the prior year. As of September 18, 2008, the company's stock (symbol QROA) was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

      Quentra Networks, Inc. (CIK No. 57201), is a forfeited Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $17,470,000 for the prior six months. On December 14, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, the reorganization plan was confirmed on September 23, 2002, and the case is pending. As of September 18, 2008, the company's stock (symbol QTRAQ) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Quicksilver Enterprises, Inc. (CIK No. 832985), is a suspended Delaware corporation located in Temecula, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 1995, which reported a net loss of $237,725 for the prior nine months. As of September 18, 2008, the company's stock (symbol QEIC) was traded on the over-the-counter markets.

Quokka Sports, Inc. (CIK No. 1037737), is a forfeited Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2000, which reported a net loss of $279,519,000 for the prior year. On April 27, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on March 23, 2007. As of September 18, 2008, the company's stock (symbol QKKAQ) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act Rules. By the actions described above, Quadxsports.com, Inc., Quality Resorts of America, Inc., Quentra Networks, Inc., Quicksilver Enterprises, Inc., and Quokka Sports, Inc., have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Section 12(g) to file annual reports and domestic issuers to file quarterly reports with the Commission.

Order

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of registered securities of Quadxsports.com, Inc., Quality Resorts of America, Inc., Quentra Networks, Inc., Quicksilver Enterprises, Inc., and Quokka Sports, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge